UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AGM Group Holdings Inc.
(Name of Issuer)

Class A Ordinary Shares Class B Ordinary Shares
(Title of Class of Securities)

Class A Ordinary Shares: G0132V105 Class B Ordinary Shares: N/A
(CUSIP Number)

September 14, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	Class A: G0132V105; Class B: N/A

1	Names of Reporting Persons
Wenjie Tang
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Chinese

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,500,000 Class A Ordinary Shares (1)(2) 1,500,000 Class B Ordinary Shares (1)(2)
	6	Shared Voting Power
4,250,000 Class A Ordinary Shares (3)
	7	Sole Dispositive Power
1,500,000 Class A Ordinary Shares (2) 1,500,000 Class B Ordinary Shares (2)
	8	Shared Dispositive Power
4,250,000 Class A Ordinary Shares (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,750,000 Class A Ordinary Shares (2)(3) 1,500,000 Class B Ordinary Shares (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
23.71% of Class A Ordinary Shares (4) 71.43% of Class B Ordinary Shares (4)
12	Type of Reporting Person (See Instructions)
IN

(1)	Each Class A Ordinary Share is entitled to one vote per share, whereas each Class B Ordinary Share is entitled to five votes per share.
(2)	Wenjie Tang individually holds 1,500,000 Class A Ordinary Shares and 1,500,000 Class B Ordinary Shares.
(3)	Wenjie Tang has the voting and dispositive power of and is deemed the beneficial owner of the 900,000 Class A Ordinary Shares held by Firebull Tech Limited, a company formed under the laws of Hong Kong SAR, 1,350,000 Class A Ordinary Shares held by Next Block Holdings Ltd., a company formed under the laws of the British Virgin Islands, and 2,000,000 Class A Ordinary Shares held by Wechain Technology Holdings Ltd, a company formed under the laws of the British Virgin Islands.
(4)	Based on 24,254,842 Class A Ordinary Shares and 2,100,000 Class B Ordinary Shares of AGM Group Holdings, Inc. outstanding as of September 14, 2022.

SCHEDULE 13G

CUSIP No.	Class A: G0132V105; Class B: N/A

1	Names of Reporting Persons
Firebull Tech Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
900,000 Class A Ordinary Shares (1)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
900,000 Class A Ordinary Shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
900,000 Class A Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
3.71% of Class A Ordinary Shares (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Wenjie Tang has the voting and dispositive power of and is deemed the beneficial owner of the 900,000 Class A Ordinary Shares held by Firebull Tech Limited, a company formed under the laws of Hong Kong SAR.
(2)	Based on 24,254,842 Class A Ordinary Shares and 2,100,000 Class B Ordinary Shares of AGM Group Holdings, Inc. outstanding as of September 14, 2022.

SCHEDULE 13G

CUSIP No.	Class A: G0132V105; Class B: N/A

1	Names of Reporting Persons
Next Block Holdings Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
1,350,000 Class A Ordinary Shares (1)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
1,350,000 Class A Ordinary Shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,350,000 Class A Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.57% of Class A Ordinary Shares (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Wenjie Tang has the voting and dispositive power of and is deemed the beneficial owner of the 1,350,000 Class A Ordinary Shares held by Next Block Holdings Ltd., a company formed under the laws of the British Virgin Islands.
(2)	Based on 24,254,842 Class A Ordinary Shares and 2,100,000 Class B Ordinary Shares of AGM Group Holdings, Inc. outstanding as of September 14, 2022.

SCHEDULE 13G

CUSIP No.	Class A: G0132V105; Class B: N/A

1	Names of Reporting Persons
Wechain Technology Holdings Ltd
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
2,000,000 Class A Ordinary Shares (1)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
2,000,000 Class A Ordinary Shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,000,000 Class A Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
8.25% of Class A Ordinary Shares (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Wenjie Tang has the voting and dispositive power of and is deemed the beneficial owner of the 2,000,000 Class A Ordinary Shares held by Wechain Technology Holdings Ltd, a company formed under the laws of the British Virgin Islands.
(2)	Based on 24,254,842 Class A Ordinary Shares and 2,100,000 Class B Ordinary Shares of AGM Group Holdings, Inc. outstanding as of September 14, 2022.

Item 1.

(a)	Name of Issuer: AGM Group Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices: c/o Creative Consultants (Hong Kong) Limited Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road Wanchai, Hong Kong

Item 2.

(a)	Name of Person Filing: Wenjie Tang Firebull Tech Limited Next Block Holdings Ltd. Wechain Technology Holdings Ltd

(b)	Address of Principal Business Office or, if None, Residence: c/o Creative Consultants (Hong Kong) Limited Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road Wanchai, Hong Kong

(c)	Citizenship: Wenjie Tang: Chinese Firebull Tech Limited: Hong Kong Next Block Holdings Ltd.: British Virgin Islands Wechain Technology Holdings Ltd: British Virgin Islands

(d)	Title and Class of Securities: Class A Ordinary Shares, par value $0.001 per share Class B Ordinary Shares, par value $0.001 per share

(e)	CUSIP No.: Class A Ordinary Shares: G0132V105 Class B Ordinary Shares: N/A

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4.	Ownership

The percentages of ownership set forth below are based on 24,254,842 Class A Ordinary Shares and 2,100,000 Class B Ordinary Shares of AGM Group Holdings, Inc. outstanding as of September 14, 2022.

			Name	Class A (1)	Class B (1)
(a)	Amount Beneficially Owned		Wenije Tang (2)	5,750,000	1,500,000
			Firebull Tech Limited (2)	900,000	0
			Next Block Holdings Ltd.(2)	1,350,000	0
			Wechain Technology Holdings Ltd(2)	2,000,000	0
(b)	Percentage of class		Wenije Tang	23.71%	71.43%
			Firebull Tech Limited	3.71%	-%
			Next Block Holdings Ltd.	5.57	-
			Wechain Technology Holdings Ltd	8.25	-
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
			Wenjie Tang	1,500,000	1,500,000
			Firebull Tech Limited	0	0
			Next Block Holdings Ltd.	0	0
			Wechain Technology Holdings Ltd	0	0
	(ii)	Shared power to vote or to direct the vote:
			Wenjie Tang	4,250,000	0
			Firebull Tech Limited	900,000	0
			Next Block Holdings Ltd.	1,350,000	0
			Wechain Technology Holdings Ltd	2,000,000	0
	(iii)	Sole power to dispose or to direct the disposition of:
			Wenjie Tang	1,500,000	1,500,000
			Firebull Tech Limited	0	0
			Next Block Holdings Ltd.	0	0
			Wechain Technology Holdings Ltd	0	0
	(iv)	Shared power to dispose or to direct the disposition of:
			Wenjie Tang	4,250,000	0
			Firebull Tech Limited	900,000	0
			Next Block Holdings Ltd.	1,350,000	0
			Wechain Technology Holdings Ltd	2,000,000	0

(1)	Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to five votes per share.

(2)	Comprises of (i) 1,500,000 Class A Ordinary Shares held directly by Mr. Tang, (ii) 1,500,000 Class B Ordinary Shares held directly by Mr. Tang, (iii) 900,000 Class A Ordinary Shares held by Firebull Tech Limited of which Mr. Tang has voting and dispositive power, (iv) 1,350,000 Class A Ordinary Shares held by Next Block Holdings Ltd. of which Mr. Tang has voting and dispositive power, and (v) 2,000,000 Class A Ordinary Shares held by Wechain Technology Holdings Ltd of which Mr. Tang has voting and dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2022

WENJIE TANG

/s/ Wenjie Tang
Wenjie Tang

FIREBULL TECH LIMITED

/s/ Wenjie Tang
Wenjie Tang
Director

NEXT BLOCK HOLDINGS LTD.

/s/ Wenjie Tang
Wenjie Tang
Director

WECHAIN TECHNOLOGY HOLDINGS LTD

/s/ Wenjie Tang
Wenjie Tang
Director